UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Riviera Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    769627100
            --------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey A. Legault
                       Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                            New York, New York 10281
                                 (212) 504-6721
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 8, 2008
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 769627100

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Rivacq LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                893,770
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               0
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     893,770
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------

CUSIP NO. 769627100

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SOF U.S. Hotel Co-Invest Holdings, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SOF-VII U.S. Hotel Holdings, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        I-1/I-2 U.S. Holdings, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood Global Opportunity Fund VII-A, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood Global Opportunity Fund VII-B, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood US Opportunity Fund VII-D, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood US Opportunity Fund VII-D-2, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood Capital Hospitality Fund I-1, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood Capital Hospitality Fund I-2, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SOF-VII Management, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SCG Hotel Management, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Starwood Capital Group Global, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,770

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.15%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------

CUSIP NO. 769627100


1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Barry S. Sternlicht

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                123,200
                        --------------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
     SHARES
     BENEFICIALLY               893,770
     OWNED BY           --------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                     123,200
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                893,770
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,016,970

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.14%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN

--------------------------------------------------------------------------------

            This statement on Schedule 13D (the "Statement") is being filed by Rivacq LLC ("Rivacq"), SOF U.S. Hotel Co-Invest Holdings, L.L.C. ("SOF Co-Invest"), SOF VII US Hotel Holdings, L.L.C. ("SOF VII"), I-1/I-2 U.S. Holdings, L.L.C. ("Hotel Fund"), Starwood Global Opportunity Fund VII-A, L.P. ("Opportunity Fund VII-A"), Starwood Global Opportunity Fund VII-B, L.P. ("Opportunity Fund VII-B"), Starwood U.S. Opportunity Fund VII-D, L.P. ("Opportunity Fund VII-D"), Starwood U.S. Opportunity Fund VII-D-2, L.P. ("Opportunity Fund VII-D-2," and together with Opportunity Fund VII-A, Opportunity Fund VII-B, and Opportunity Fund VII-D the "Opportunity Funds"), Starwood Capital Hospitality Fund I-1, L.P. ("Hospitality Fund I-1"), Starwood Capital Hospitality Fund I-2, L.P. ("Hospitality Fund I-2," and together with Hospitality Fund I-1 the "Hospitality Funds"), SOF-VII Management, L.L.C. ("SOF VII Management"), SCG Hotel Management, L.L.C. ("Hotel Management"), Starwood Capital Group Global, LLC ("SCGG"), and Barry S. Sternlicht, (together the "Reporting Persons").

            The Reporting Persons have entered into a Joint Filing Agreement, dated December 10, 2008, a copy of which is filed herewith as Exhibit 10.01 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER

            The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Riviera Holdings Corp., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2. IDENTITY AND BACKGROUND

            Rivacq is a limited liability company formed under the laws of Delaware with its business address at One World Financial Center, New York, NY 10281. Rivacq's principal business is the holding of Common Stock.

            SOF Co-Invest, a limited liability company formed under the laws of Delaware, is the sole member of Rivacq. SOF Co-Invest's business address is 591
W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

            SOF VII, a limited liability company formed under the laws of Delaware, is a member of SOF Co-Invest with a 25% equity interest in SOF Co-Invest. SOF VII's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

            Hotel Fund, a limited liability company formed under the laws of Delaware, is a member of SOF Co-Invest with a 75% equity interest in SOF Co-Invest. Hotel Fund's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

            The Opportunity Funds, each a limited partnership formed under the laws of Delaware, collectively own 100% of the equity of SOF VII. The business address for each of the Opportunity Funds is 591 W. Putnam Ave., Greenwich, CT 06830 and the principal business of each of the Opportunity Funds is real estate investment.

            The Hospitality Funds, each a limited partnership formed under the laws of Delaware, together own 100% of the equity of Hotel Fund. The business address for each of the Hospitality Funds is 591 W. Putnam Ave., Greenwich, CT 06830 and the principal business of each of Hospitality Funds is real estate investment.

            SOF VII Management, a limited liability company formed under the laws of Delaware, is the general partner of each of the Opportunity Funds. SOF VII Management's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

            Hotel Management, a limited liability company formed under the laws of Delaware, is the general partner of each of the Hospitality Funds. Hotel Management's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

            SCGG, a limited liability company formed under the laws of Connecticut, is the general manager of each of SOF VII Management and Hotel Management. SCGG's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

            Barry S. Sternlicht is the chairman and CEO of SCGG and CEO of SOF VII and Hotel Fund. Mr. Sternlicht is a citizen of the United States. Mr. Sternlicht's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and his present principal occupation is that of private investor.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            As of December 10, 2008, Rivacq may be deemed the direct beneficial owner of 893,770 shares of Common Stock of the Company representing approximately 7.15% of the outstanding shares of Common Stock. They were acquired as follows:

            Rivacq purchased 300,000 shares of Common Stock of the Company for $4,500,000 pursuant to a Stock Purchase Agreement dated as of December 22, 2005, among Flag Luxury Riv, LLC ("FLR"), Rivacq, High Desert Gaming, LLC ("HDG"), William L. Westerman, and The William L. Westerman 2004 Revocable Family Trust (the "Westerman Purchase Agreement"), as reported in Schedule 13D filed with the Securities and Exchange Commission ("SEC") jointly by FLR and certain other related entities and individuals (collectively, the "FLR Parties"), HDG and certain other related entities and individuals (collectively, the "HDG Parties") and the Reporting Persons on December 28, 2005. The sources of funding for such purchase of Common Stock were capital contributions from the Opportunity Funds and Hospitality Funds.

            On August 4, 2006, Rivacq purchased an additional 327,442 shares of Common Stock for $4,911,630 of the Company pursuant to the Westerman Purchase Agreement, as reported in Amendment No. 5 of the Schedule 13D filed with the SEC jointly by the Reporting Persons, the FLR Parties and the HDG Parties on August 2, 2006. The sources of funding for such purchase of Common Stock were capital contributions from the Opportunity Funds and Hospitality Funds.

            On May 31, 2007, Rivacq sold 307,447 shares of Common Stock of the Company to Arrow Partners LP and Arrow Offshore Ltd. for $4,974,789 pursuant to a Stock Purchase Agreement dated as of May 31, 2007, as reported in Amendment No. 17 to the Schedule 13D filed with the SEC jointly by the Reporting Persons and the FLR Parties on June 1, 2007.

            As reported in Amendment No. 26 to the Schedule 13D filed with the SEC jointly by the Reporting Persons and the FLR Parties on September 25, 2007, Rivacq acquired 573,775 shares of Common Stock on September 24, 2007 upon exercise of an option agreement between Riv Acquisition Holdings Inc. ("Parent"), Triple Five Investco LLC and Dominion Financial LLC dated March 21, 2007 that was partially assigned to Rivacq (as extended, amended and assigned, the "T5 Option"). The aggregate purchase price, extension price and exercise price paid by Rivacq in connection with the T5 Option was $14,627,406, the sources of which were capital contributions from the Opportunity Funds and Hospitality Funds.

ITEM 4. PURPOSE OF TRANSACTION

            On December 8, 2008, FLR, RH1, and Rivacq entered into a Termination Agreement (the "Termination Agreement"), pursuant to which the parties agreed to
(i) terminate the Amended and Restated Joint Bidding Agreement dated as of April 5, 2006 among FLR, RH1, HDG and Rivacq, as amended by letter agreement dated April 16, 2007 and (ii) dissolve Parent and Riv Acquisition Inc. As a result, the Reporting Persons now intend to be passive investors in the Company. The Reporting Persons no longer hold their shares of Common Stock with the purpose or effect of changing or influencing control of the Company or in connection with or as a participant in any transaction having such purpose or effect.

            The foregoing and subsequent references to, and descriptions of, the Termination Agreement are qualified in their entirety by reference to the Termination Agreement, the terms of which are incorporated herein by reference to Exhibit 10.02.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

            SOF Co-Invest, as the sole member of Rivacq, may be deemed to have beneficial ownership of 893,770 shares of Common Stock, which represent approximately 7.15% of the outstanding shares of Common Stock as of November 4, 2008. Each of SOF VII and Hotel Fund, as the sole members of SOF Co-Invest with 25% and 75% equity interests in SOF Co-Invest, respectively, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Each of the Opportunity Funds, as the sole members of SOF VII, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Each of the Hospitality Funds, as the sole members of Hotel Fund, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. SOF VII Management, as the general partner of each of the Opportunity Funds, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Hotel Management, as the general partner of each of the Hospitality Funds, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. SCGG, as the managing member of SOF VII Management and Hotel Management, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Barry S. Sternlicht, as the Chairman and CEO of SCGG and CEO of SOF VII and Hotel Fund, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Mr. Sternlicht also directly holds 123,200 shares of Common Stock, which represent approximately 1.0% of the outstanding shares of Common Stock as of November 4, 2008, and which, together with the 893,770 shares of Common Stock that he may be deemed to own beneficially in his capacity as Chairman and CEO of SCGG and as an executive officer of certain affiliates as described above, constitute approximately 8.14% of the outstanding shares of Common Stock as of November 4, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

            On December 10, 2008, Rivacq LLC, SOF U.S. Hotel Co-Invest Holdings, L.L.C., SOF-VII US Hotel Holdings, L.L.C., I-1/I-2 U.S. Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P., Starwood U.S. Opportunity Fund VII-D-2, L.P., Starwood Capital Hospitality Fund I-1, L.P., Starwood Capital Hospitality Fund I-2, L.P., SOF-VII Management, L.L.C., SCG Hotel Management, L.L.C., Starwood Capital Group Global, LLC and Barry S. Sternlicht entered into a Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 10.01 and is incorporated by reference thereto.

            On December 8, 2008, Flag Luxury Riv, LLC, Rivacq LLC, and RH1,
LLC entered into the Termination Agreement. A copy of the Termination Agreement is filed herewith as Exhibit 10.02 and is incorporated by reference thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            The following documents are hereby filed as exhibits:

            10.01 Joint Filing Agreement, dated December 10, 2008 by and among
                  Rivacq LLC, SOF U.S. Hotel Co-Invest Holdings, L.L.C., SOF-VII US Hotel Holdings, L.L.C., I-1/I-2 U.S. Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P., Starwood U.S. Opportunity Fund VII-D-2, L.P., Starwood Capital Hospitality Fund I-1, L.P., Starwood Capital Hospitality Fund I-2, L.P., SOF-VII Management, L.L.C., SCG Hotel Management, L.L.C., Starwood Capital Group Global, LLC and Barry S. Sternlicht.

            10.02 Termination Agreement, dated December 8, 2008 by and among
                  Flag Luxury Riv, LLC, Rivacq LLC, and RH1, LLC.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Rivacq LLC

                                   By: SOF U.S. Hotel Co-Invest Holdings, L.L.C.
                                       -----------------------------------------

                                       By: SOF-VII U.S. Hotel Holdings, L.L.C.
                                           -------------------------------------

                                           By: /s/ Barry S. Sternlicht
                                              ----------------------------------
                                           Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer

                                       By: I-1/I-2 U.S. Holdings, L.L.C.
                                           -------------------------------------

                                           By: /s/ _Barry S. Sternlicht
                                              ----------------------------------
                                           Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer


                                   SOF U.S. Hotel Co-Invest Holdings, L.L.C.

                                   By: SOF-VII U.S. Hotel Holdings, L.L.C.
                                       -----------------------------------------

                                       By: /s/ Barry S. Sternlicht
                                           -------------------------------------
                                       Name: Barry S. Sternlicht
                                       Title: Chief Executive Officer

                                   By: I-1/I-2 U.S. Holdings, L.L.C.
                                       -----------------------------------------

                                       By: /s/ Barry S. Sternlicht
                                           -------------------------------------
                                       Name: Barry S. Sternlicht
                                             Title: Chief Executive Officer


                                   SOF-VII U.S. Hotel Holdings, L.L.C.

                                   By: /s/ Barry S. Sternlicht
                                       -----------------------------------------
                                   Name: Barry S. Sternlicht
                                   Title: Chief Executive Officer


                                   I-1/I-2 U.S. Holdings, L.L.C.

                                   By: /s/ Barry S. Sternlicht
                                       -----------------------------------------
                                   Name: Barry S. Sternlicht
                                   Title: Chief Executive Officer

                                   Starwood Global Opportunity Fund VII-A, L.P.

                                   By: SOF-VII Management, L.L.C.
                                       -----------------------------------------
                                       Its General Partner

                                       By: Starwood Capital Group Global, L.L.C.
                                           -------------------------------------
                                           Its General Manager

                                           By: /s/ Barry S. Sternlicht
                                               ---------------------------------
                                           Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer


                                   Starwood Global Opportunity Fund VII-B, L.P.

                                   By: SOF-VII Management, L.L.C.
                                       -----------------------------------------
                                       Its General Partner

                                       By: Starwood Capital Group Global, L.L.C.
                                           -------------------------------------
                                           Its General Manager

                                           By: /s/ Barry S. Sternlicht
                                               ---------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer


                                   Starwood U.S. Opportunity Fund VII-D, L.P.

                                   By: SOF-VII Management, L.L.C.
                                       -----------------------------------------
                                       Its General Partner

                                       By: Starwood Capital Group Global, L.L.C.
                                           -------------------------------------
                                           Its General Manager

                                           By: /s/ Barry S. Sternlicht
                                               ---------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer

                                   Starwood U.S. Opportunity Fund VII-D-2, L.P.

                                   By: SOF-VII Management, L.L.C.
                                       -----------------------------------------
                                       Its General Partner

                                       By: Starwood Capital Group Global, L.L.C.
                                           -------------------------------------
                                           Its General Manager

                                           By: /s/ Barry S. Sternlicht
                                               ---------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer


                                   Starwood Capital Hospitality Fund I-1, L.P.

                                   By: SCG Hotel Management, L.L.C.
                                       -----------------------------------------
                                       Its General Partner

                                       By: Starwood Capital Group Global, L.L.C.
                                           -------------------------------------
                                           Its General Manager

                                           By: /s/ Barry S. Sternlicht
                                               ---------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer


                                   Starwood Capital Hospitality Fund I-2, L.P.

                                   By: SCG Hotel Management, L.L.C.
                                       -----------------------------------------
                                       Its General Partner

                                       By: Starwood Capital Group Global, L.L.C.
                                           -------------------------------------
                                               Its General Manager

                                               By: /s/ Barry S. Sternlicht
                                                   -----------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer

                                   SOF-VII Management, L.L.C.

                                   By: Starwood Capital Group Global, L.L.C.
                                       -----------------------------------------
                                       Its General Manager

                                       By: /s/ Barry S. Sternlicht
                                           -------------------------------------
                                           Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer


                                   SCG Hotel Management, L.L.C.

                                   By: Starwood Capital Group Global, L.L.C.
                                       -----------------------------------------
                                       Its General Manager

                                       By: /s/ Barry S. Sternlicht
                                           -------------------------------------
                                           Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer


                                   Starwood Capital Group Global, LLC

                                       By: /s/ Barry S. Sternlicht
                                           -------------------------------------
                                       Name: Barry S. Sternlicht
                                       Title: Chief Executive Officer


                                   Barry S. Sternlicht

                                   /s/ Barry S. Sternlicht
                                   ---------------------------------------------


Dated: December 10, 2008